Ex99.110
Change of Auditor Notice

TO:        Alberta Securities Commission
British Columbia Securities Commission Ontario Securities Commission
Nova Scotia Securities Commission

On August 13, 2021, McGovern Hurley LLP, Chartered Accountants, (“McGovern”), resigned as auditors of DEFI TECHNOLOGIES INC. (the “Corporation”) on its own initiative. On the recommendation of the Audit Committee, the Board of Directors of the Corporation approved a proposal to engage the accounting firm of RSM Canada LLP, Chartered Accountants, (“RSM”) as auditors for the Corporation for 2021. The Corporation will ask that the shareholders of the Corporation ratify the appointment of RSM at the next annual and special meeting of the shareholders of the Corporation, to be held in September, 2021

McGovern did not express any modified opinion in their auditor's reports for the financial statements of the Corporation for the two most recently completed fiscal years or for any period subsequent thereto for which an audit report was issued and preceding the termination of McGovern.

The Corporation has requested McGovern and RSM to each furnish a letter addressed to the securities administrators in each province in which the Corporation is a reporting issuer stating whether or not they agree with the information contained in this notice. A copy of each such letter to the securities administrators will be filed with this notice.

It is the Corporation's opinion that there have been no reportable events within the two most recently completed fiscal years or for any period subsequent thereto for which an audit report was issued.

DATED the 13th day of August, 2021

DEFI TECHNOLOGIES INC.

(Signed) “Ryan Ptolemy”
Name: Ryan Ptolemy
Title: Chief Financial Officer